February 5, 2024

Via EDGAR
Office of Finance
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549
Re: Western Alliance Bancorporation
Form 10-K for Fiscal Year Ended December 31, 2022
Form 10-Q for Quarterly Period Ended September 30, 2023
Response Dated October 10, 2023
File No. 001-32550
Ladies and Gentlemen:
This letter is submitted in response to the comments contained in the letter dated January 26, 2024, from the Office of Finance of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission to Dale Gibbons, Executive Vice President and Chief Financial Officer of Western Alliance Bancorporation (the “Company”), regarding the Company’s Form 10-K for Fiscal Year Ended December 31, 2022 filed on February 23, 2023 (the “Form 10-K”) and Form 10-Q for Quarterly Period Ended September 30, 2023 filed on October 31, 2023 (the “Form 10-Q”).
The comments and responses set forth below are keyed to the numbering of the comments and the headings used in the Staff’s January 26, 2024 letter.
Form 10-Q Filed October 31, 2023
Concentration of Lending Activities, page 75
1. We note the tabular disclosure and discussion on page 75 detailing the composition of your gross loan portfolio, which includes commercial real estate (“CRE”). Given the significance of CRE in your total loan portfolio, please revise your disclosures, in future filings, to further discuss other CRE characteristics (e.g., current weighted average and/or range of loan-to-value ratios, updated vacancy rates, etc.), if any. In addition, revise to describe the specific details of any risk management policies, procedures or other actions undertaken by management in response to the current environment.
Company Response: The Company acknowledges the Staff’s comment and confirms that it will revise its disclosures in future filings as requested, including discussion of other CRE characteristics and risk management policies, procedures and actions as it relates to the current CRE environment.

Sincerely,

WESTERN ALLIANCE BANCORPORATION

/s/ Dale Gibbons

Dale Gibbons
Executive Vice President and
Chief Financial Officer

cc:     Troutman Pepper
Gregory F. Parisi (via e-mail: Gregory.Parisi@troutman.com)